UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012	Commission File No. 1-11437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION

SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

Lockheed Martin Corporation

Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lockheed Martin Corporation

Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC

June 21, 2013

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2012

	ESOP Fund	401(h) Trust	Participant- Directed Investments	Total
	(In thousands)
Assets
Investments:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$3,201,786	$—	$18,612,961	$21,814,747
Net assets held in 401(h) trust	—	340,745	—	340,745
Receivables:
Participant contributions	—	—	15,173	15,173
Lockheed Martin Corporation contributions	5,179	—	—	5,179
Notes receivable from participants	—	—	234,353	234,353

Total assets	3,206,965	340,745	18,862,487	22,410,197

Liabilities
Administrative expenses payable	—	—	2,246	2,246
Amounts related to obligation of 401(h) trust	—	340,745	—	340,745

Total liabilities	—	340,745	2,246	342,991

Net assets reflecting investments at fair value	3,206,965	—	18,860,241	22,067,206
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—	(87,819)	(87,819)

Total net assets available for benefits	$3,206,965	$—	$18,772,422	$21,979,387

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2011

	ESOP Fund	401(h) Trust	Participant- Directed Investments	Total
	(In thousands)
Assets
Investments:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$2,982,608	$—	$16,688,089	$19,670,697
Net assets held in 401(h) trust	—	313,907	—	313,907
Receivables:
Participant contributions	—	—	15,195	15,195
Lockheed Martin Corporation contributions	5,193	—	—	5,193
Notes receivable from participants	—	—	238,436	238,436

Total assets	2,987,801	313,907	16,941,720	20,243,428

Liabilities
Administrative expenses payable	—	—	2,861	2,861
Amounts related to obligation of 401(h) trust	—	313,907	—	313,907

Total liabilities	—	313,907	2,861	316,768

Net assets reflecting investments at fair value	2,987,801	—	16,938,859	19,926,660
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—	(67,300)	(67,300)

Total net assets available for benefits	$2,987,801	$—	$16,871,559	$19,859,360

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

	ESOP Fund	Participant- Directed Investments	Total
	(In thousands)

Net assets available for benefits at beginning of year	$2,987,801	$16,871,559	$19,859,360

Additions to net assets:
Contributions:
Participant	34,763	853,454	888,217
Lockheed Martin Corporation	286,917	—	286,917

Total contributions	321,680	853,454	1,175,134
Interest income on notes receivable from participants	—	21,430	21,430
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	563,112	1,889,283	2,452,395

Total additions	884,792	2,764,167	3,648,959

Deductions from net assets:
Distributions and withdrawals	665,454	837,959	1,503,413
Administrative expenses	174	29,053	29,227

Total deductions	665,628	867,012	1,532,640

Change in net assets	219,164	1,897,155	2,116,319
Transfers from other plans	—	3,708	3,708

Net assets available for benefits at end of year	$3,206,965	$18,772,422	$21,979,387

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of Lockheed Martin Corporation (Lockheed Martin or the Corporation) in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends declared on Lockheed Martin common stock allocated to participants’ accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Stock Fund may be reinvested in the participant’s account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be reinvested in the participant’s account. In order for dividends to be distributed to a participant, the participant’s balances in the Corporation’s stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund as of the close of business on the day before the ex-dividend date. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.

Contributions

Eligible employees are automatically enrolled in the Plan at a rate of 3% of their base salary in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year up to 8%. The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, eligible employees can make contributions of up to 25% of the employee’s base salary, subject to regulatory limitations. The Corporation generally contributes an amount equal to 50% of the first 8% of the participant’s basic contribution. Participants are immediately vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation’s common stock invested in the ESOP Fund.

Participant contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant’s direction. No investment contribution may be made directly to the SMA. A participant’s initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

Transfer of Assets

Effective January 1, 2010, most salaried employees in the Corporation’s Information Systems & Global Solutions business area who were participating in the Lockheed Martin Corporation Operations Support Savings Plan (OSSP) stopped participating in the OSSP and began participating in the Plan. In 2011, most of these employees had their account balances transferred from the OSSP to the Plan. Account balances of these employees with outstanding loans in the OSSP were not transferred; however, these account balances are subject to transfer to the Plan when the loans are repaid. During 2012, assets of the OSSP in amount of $3,417,000 were transferred to the Plan.

In 2012, net assets of $291,000 were transferred to the Plan from the Resource Management, Inc. 401(k) Plan. This amount reflects the participant account balances of current and former employees of Procerus Technologies, L.C., a business that was acquired by the Corporation in 2012.

ESOP Feature

There were 34,653,315 and 36,469,315 shares of Lockheed Martin common stock in the ESOP Fund as of December 31, 2012 and 2011, respectively.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the IRC). The 401(h) arrangement is used by the Corporation to fund in part the Corporation’s portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the IRC, the Plan’s investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared based on the accrual basis of accounting.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for additional disclosure of fair value measurements. Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain/loss on investments bought and sold as well as held during the year are included in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan either on a pro rata basis or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

Recent Accounting Pronouncements

In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP with International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amended guidance became effective for the Plan on January 1, 2012 and did not have a material impact on the Plan’s financial statements and disclosures.

3.	Reconciliation of Financial Statements to Form 5500

The Plan’s interest in the Master Trust on the Statement of Net Assets Available for Benefits exceeded the related amount on the Form 5500 as of December 31, 2012 and 2011 by $87,819,000 and $67,300,000, respectively, due to the adjustment from fair value to contract value for fully benefit responsive investment contracts.

The net assets of the 401(h) trust are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits. Differences in the Plan’s interest in the net investment gain in the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

	December 31,
	2012	2011
	(In thousands)

Net assets available for benefits per the financial statements	$21,979,387	$19,859,360
Add: Net assets held in 401(h) trust per Form 5500	340,745	313,907

Net assets available for benefits per the Form 5500	$22,320,132	$20,173,267

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2012, per the financial statements to the Form 5500:

	Amounts per Financial Statements	401(h) Trust	Amounts per Form 5500
	(In thousands)

Interest and dividend income	$—	$6,311	$6,311
Net realized and unrealized gain	—	21,113	21,113

	Amounts per Financial Statements	Differences	Amounts per Form 5500
	(In thousands)

Net investment gain from participation in Lockheed Martin Corporation Defined Contribution	$2,452,359	$(5,551)	$2,446,808
Administrative expenses	(29,227)	26,981	(2,246)
Interest income on notes receivable from participants	21,430	(21,430)	—

4.	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated July 20, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan was submitted for an updated IRS determination letter on January 23, 2013.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2005.

5.	Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a putative class of participants and beneficiaries in the Plan. Plaintiffs have alleged that the Corporation or LMIMCo caused the Plan to pay certain expenses that were higher than reasonable and breached fiduciary duties under ERISA by offering certain allegedly imprudent investment options and providing inadequate disclosures to the Plan’s participants. On March 31, 2009, the Court dismissed a number of plaintiffs’ claims, leaving three claims for trial: plaintiffs’ claims involving the company stock funds, the Stable Value Fund, and overall administrative fees. On September 24, 2012, following plaintiffs’ amended motion for class certification on these remaining claims, the Court denied class certification of the Stable Value Fund claims, granted class certification of the administrative fees claims, and partially granted class certification of the company stock funds claims. The U.S. Court of Appeals for the Seventh Circuit has granted plaintiffs’ petition seeking discretionary review of the class certification of the Stable Value Fund claim and a hearing was held on May 29, 2013. The complaint does not allege a specific calculation of damages, and the Corporation reasonably cannot estimate the possible loss, or range of loss, which could be incurred by the Corporation if plaintiffs were to prevail in their claims, but believe that the Corporation and LMIMCo have substantial defenses. The Corporation disputes the allegations and is defending against them. As a consequence of the Court’s dismissal of a number of plaintiffs’ claims and related decisions by the Court on class certification with respect to the remaining claims, the Corporation believes that the proceedings are no longer material to the Corporation or LMIMCo. Additionally, an adverse decision would not result in any loss to the Plan. Accordingly, the Plan Sponsor does not anticipate reporting on this matter in future periods.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

6.	Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust owes direct reimbursements of $1,200,000 to the Corporation for certain expenses incurred by the Corporation in providing services to the Plan.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee of the 401(h) Account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust invests in common stock of the Corporation, the Plan Sponsor. The Master Trust held 48,627,663 and 51,897,215 shares of the Company’s common stock as of December 31, 2012 and 2011, respectively. Dividends earned by the Master Trust on the Company’s common stock were $209,902,000 for the year ended December 31, 2012.

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: Government Short Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

The 401(h) account invests in common stock of the ING Groep NV, the parent company of the recordkeeper. Therefore, investments in ING Groep NV common stock are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

7.	Master Trust & 401(h) Account

General

The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the plans invest daily. The Plan’s interest in the Master Trust’s net assets as of December 31, 2012 and 2011 was 90.22% and 90.15%, respectively.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with a wrap contract to create a synthetic guaranteed investment contract (GIC), and a common/collective trust (CCT), the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). In June 2012, the Stable Value Portfolio that resided in the portion of the Stable Value Fund managed by State Street Global Advisors (SSGA) for Employee Benefit Trusts (SSGA-CCT) contract was terminated and transferred to the Invesco-CCT. The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit- responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund:

	2012			2011
Type	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
	(In thousands)			(In thousands)

SSGA - CCT	N/A	N/A	N/A	$736,195	$82	$(2,179)

Invesco - CCT	$4,227,585	$1,279	$(97,353)	$1,817,045	$455	$(72,481)

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contract in the managed separate accounts purchased from certain banks and insurance companies credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2012 and 2011, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on an annual rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2012 and 2011, there were no such advances payable to the Corporation.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

•

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

•	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2012 and their appreciation (depreciation) for the year ended December 31, 2012:

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
	(In thousands)
Cash and cash equivalents	$801,678	$—	$—	$801,678	$(188)
Equity:
U.S. equity securities	2,318,655	—	—	2,318,655	266,486
U.S. equity securities - Lockheed Martin	4,491,512	—	—	4,491,512	584,318
International equity securities	479,775	—	—	479,775	58,833
Commingled equity funds	2,537,140	8,632,264	—	11,169,404	1,343,668
Fixed income:
Corporate debt securities	—	95,215	—	95,215	5,151
U.S. Government securities	—	1,701,640	—	1,701,640	30,062
Other fixed income securities	6,763	3,156,228	—	3,162,991	4,201
Alternative investments:
Wrap contract	—	—	1,279	1,279	824

Total Investment Assets at Fair Value	$10,635,523	$13,585,347	$1,279	$24,222,149	$2,293,355

Unsettled trades, net				(33,312)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(97,353)

Total net assets				$24,091,484

Interest and dividend income earned by the Master Trust for the year ended December 31, 2012 was $454,183,000.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(In thousands)
Cash and cash equivalents	$959,819	$—	$—	$959,819
Equity:
U.S. equity securities	2,373,144	—	—	2,373,144
U.S. equity securities - Lockheed Martin	4,201,589	—	—	4,201,589
International equity securities	283,363	454	—	283,817
Commingled equity funds	2,165,399	5,311,893	—	7,477,292
Fixed income:
Corporate debt securities	—	99,242	—	99,242
U.S. Government securities	—	1,875,380	—	1,875,380
Other fixed income securities	4,361	4,539,437	—	4,543,798
Alternative investments:
Wrap contracts	—	—	537	537

Total Investment Assets at Fair Value	$9,987,675	$11,826,406	$537	$21,814,618

Unsettled trades, net				(10,757)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(74,660)

Total net assets				$21,729,201

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

The fair value of the wrap contracts of $1,279,000 and $537,000 at December 31, 2012 and 2011, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value during 2012 was primarily due to unrealized gains.

The Master Trust recognizes transfers between the Levels 1, 2, and 3 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2012, there were no transfers between Levels 1, 2, and 3.

401(h) Account

The assets in the 401(h) account are held outside the Master Trust in a separate trust. The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2012 and their appreciation for the year ended December 31, 2012:

	Level 1	Level 2	Level 3	Total	Appreciation
	(In thousands)
Cash and cash equivalents	$20,883	$—	$—	$20,883	$76
Equity:
U.S. equity securities	53,127	—	—	53,127	7,876
International equity securities	36,277	18	—	36,295	5,638
Commingled equity funds	112,073	—	—	112,073	4,350
Fixed income:
U.S. Government securities	—	114,776	—	114,776	2,825
Other fixed income securities	—	322	2,162	2,484	242

Total assets	$222,360	$115,116	$2,162	$339,638	$21,007

Receivables, net				1,107

Total net assets				$340,745

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(In thousands)
Cash and cash equivalents	$13,496	$—	$—	$13,496
Equity:
U.S. equity securities	46,588	—	—	46,588
International equity securities	45,568	—	—	45,568
Commingled equity funds	86,178	899	—	87,077
Fixed income:
Corporate debt securities	—	59	—	59
U.S. Government securities	—	113,876	—	113,876
Other fixed income securities	—	—	1,209	1,209
Alternative investments:
Commodities	4,349	—	—	4,349

Total assets	$196,179	$114,834	$1,209	$312,222

Receivables, net				1,685

Total net assets				$313,907

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

The following table presents the changes during 2012 in the fair value of 401(h) account assets categorized as Level 3 in the preceding tables:

	Balance, beginning of year	Realized gains	Unrealized gains	Purchases	Sales	Settlements	Balance, end of year
	(In thousands)
Other fixed income securities	$1,209	$2	$159	$2,321	$(1,228)	$(301)	$2,162

The 401(h) account recognizes transfers between the Levels 1, 2, and 3 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2012, there were no transfers between Levels 1, 2 and 3.

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. International equity securities categorized as Level 2 are not traded on an active exchange, or if the closing price is not available, the trustee obtains corroborated, indicative quotes from a pricing vendor, broker, or investment manager.

Commingled equity funds are public investment vehicles valued using the Net Asset Value (NAV) provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (e.g., purchases or sales activity).

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. Other fixed income securities are categorized at Level 3 when valuations using observable inputs are unavailable. The trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.

Other fixed income securities in the Master Trust categorized as Level 2 also include the Stable Value Fund. Securities within the Stable Value Fund for which market quotations are readily available are valued in accordance with such market quotations. If market quotations are not available with respect to any such security, the fair value of the security is determined in good faith by the issuer of the Stable Value Fund.

Individual assets of the synthetic GIC categorized as Level 2 are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GIC is categorized as Level 3 and is determined using the income approach methodology. Each wrap contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Commodities are traded on an active commodity exchange and are valued at their closing prices on the last trading day of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	401(h) Trust **
	U.S. Government Securities
	CMO Small Business Admin Gtd Dev Partn Ctf 5.49% 02/01/27	345,276	$345	$397
	Small Business Admin Gtd Dev Partn CD 5.24% Due 1-23/02-1-10	204,255	204	228
	Small Business Admin Gtd Dev Partn Ctf 5.31% Due 08-01-2022	132,841	137	146
	Small Business Admin Gtd Dev Partn Ctf 5.1% Due 09-01-2023	152,509	153	169
	Small Business Admin Gtd Dev Partn Ctf 5.35% Due 02-01-2026	294,403	294	336
	U.S. Treasury Inflation Indexed Bonds 0.75% Due 02-15-2042	755,000	787	846
	U.S. Treasury Bonds 5.081% Due 04-15-2028	1,565,000	2,788	3,548
	U.S. Treasury Bonds 2.75% Due 08-15-2042	1,775,000	1,772	1,714
	U.S. Treasury Inflation Indexed Notes 1.375% Due 01-15-2020	2,425,000	2,553	3,075
	U.S. Treasury Bonds 2.125% Due 02-15-2041	1,705,000	2,331	2,659
	U.S. Treasury Bonds Dated 8-15-2010 3.875% Due 08-15-2040	27,025,000	28,437	32,481
	U.S. Treasury Bonds 4.25% Due 11-15-2040	4,735,000	4,662	6,046
	U.S. Treasury Bonds Dated 02-15-1996 6% Due 02-15-2026	2,875,000	3,828	4,160
	U.S. Treasury Bonds Dated 02-15-2000 6.25% Due 05-15-2030	2,460,000	3,330	3,804
	U.S. Treasury Bonds Dated 02-15-2001 5.375% 02-15-2031	2,905,000	3,765	4,147
	U.S. Treasury Bonds Dated 08-15-1993 6.25% Due 08-15-2023	2,540,000	3,337	3,642
	U.S. Treasury Bonds Dated 08-15-1997 6.375% Due 08-15-2027	2,640,000	3,673	4,000
	U.S. Treasury Bonds Dated 11-15-2012 2.75% Due 11-15-2042	3,700,000	3,655	3,565
	U.S. Treasury Inflation Indexed Bonds 1.75% Due 01-15-2028	1,495,000	1,588	2,137
	U.S. Treasury Inflation Indexed Notes 1.25% Due 07-15-2020	2,935,000	3,022	3,693
	U.S. Treasury Bonds 4.375% Due 05-15-2040	4,975,000	5,371	6,476
	U.S. Treasury Bonds 4.75% Due 02-15-2041	2,340,000	2,960	3,226
	U.S. Treasury Bonds Dated 05-16-2011 4.375% Due 05-15-2041	6,865,000	8,271	8,944
	U.S. Treasury Inflation Indexed Bonds 2.00% Due 01-15-2026	1,015,000	1,219	1,551
	U.S. Treasury Inflation Indexed Bonds 2.375% Due 01-15-2025	1,055,000	1,398	1,746
	U.S. Treasury Notes Dated 8/15/2011 2.125% Due 08-15-2021	720,000	741	757
	U.S. Treasury Inflation Indexed Notes 2.00% Due 01-15-2016	910,000	1,086	1,176
	U.S. Treasury Inflation Indexed Notes 0.125% Due 01-15-2022	1,115,000	1,187	1,237
	U.S. Treasury Inflation Indexed Notes 2.00% Due 07-15-2014	1,460,000	1,813	1,891
	U.S. Treasury Inflation Indexed Notes Dated 07-15-2011 Due 07-15-2021	1,020,000	1,130	1,190
	U.S. Treasury Inflation Indexed Notes 04-15-2016	1,895,000	1,928	2,091
	U.S. Treasury Inflation Indexed Bonds 2.625% Due 07-15-2017	2,765,000	3,325	3,698

	Total U.S. Government Securities		$101,090	$114,776

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock
	1st Quantum Minerals LTD	1,286	$29	$28
	Abb LTD	7,726	147	158
	Abbott Laboratories	15,900	804	1,041
	Accenture PLC	4,400	211	293
	Adecco SA	668	36	35
	Adidas AG	589	40	52
	Aeon Co. LTD	2,900	35	33
	AFLAC Inc	2,000	91	106
	AGL Energy LTD	3,989	60	64
	Agnico Eagle Mines	1,125	53	59
	Agrium Inc	2,161	165	215
	AIA Group LTD	60,400	207	236
	Air Products & Chemicals Inc	118	11	10
	Air Water Inc	946	11	12
	Akzo Nobel NV	779	39	51
	Alimentation Couch	1,679	47	82
	Allegheny Technologies Inc	3,383	108	103
	Allergan Inc	6,800	437	624
	Allianz SE	925	112	128
	Alstom	1,309	64	52
	Amer Movil SAB	286	7	7
	American Express Co	4,600	205	264
	American International Group Inc	2,700	95	95
	Ameriprise Financial Inc	1,500	95	94
	Amerisourcebergen Corp	9,900	390	427
	Anadarko Petro Corp	547	42	41
	Analog Devices Inc	11,744	466	494
	Andritz AG	2,060	79	132
	Anglo American	1,221	40	38
	Anglogold Ashanti LTD	299	11	9

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Anheuser Busch InBev	7,879	$449	$686
	Antofagasta	1,073	22	23
	Apache Corp	4,100	389	322
	Aperam SA	1,568	24	24
	Apple Inc	3,954	1,421	2,108
	Arcelormittal	2,319	35	40
	Asahi Group Holdings LTD	2,900	61	62
	Asahi Kasei Corp	8,242	52	48
	Asciano LTD	6,282	31	30
	ASML Holding NV	1,952	93	124
	Astellas Pharma	3,100	124	139
	Astral Media Inc	1,360	47	63
	Astrazeneca	6,096	293	288
	AT&T Inc	8,700	229	293
	Aurico Gold Inc	5,496	36	45
	Australia & New Zealand Bank Group	6,938	166	180
	Autogrill SPA	6,216	83	71
	Aviva	7,091	45	43
	Azbil Corp	1,700	39	34
	BAE Systems	10,683	59	59
	Balfour Beatty	4,704	16	21
	Banco Bradesco	8,368	141	145
	Banco Santander	15,278	106	123
	Bank Of China	34,000	13	15
	Bank of New York Mellon Corp	6,300	166	162
	Bank of Yokohama	10,000	47	46
	Barclays	14,936	60	64
	Barrick Gold Corp	3,633	169	127
	BASF	1,197	94	112
	Bauer AG	1,303	60	33

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Baxter International Inc	4,178	$176	$279
	Bayer AG	3,890	289	369
	BBVA	11,433	89	105
	BCE Inc	1,217	49	52
	Bed Bath & Beyond Inc	4,700	258	263
	Belgacom SA	1,246	45	36
	Bell Aliant Inc	2,855	81	75
	Berkshire Hathaway Inc	8,495	665	762
	BG Group PLC	22,351	497	368
	BHP Billiton LTD	5,646	218	217
	BHP Billiton PLC	4,399	132	152
	Bilfinger Berger	1,047	76	101
	Biogen Idec Inc	1,300	184	191
	BK Mandiri	209,000	159	176
	Blackrock Inc	862	150	178
	Bluescope Steel	5,516	16	20
	BNP Paribas	3,232	136	181
	Bouygues	910	40	27
	BP PLC	53,103	383	367
	Brambles LTD	5,844	42	46
	Bridgestone Corp	2,700	64	69
	British American Tobacco	3,514	181	178
	British Sky Broadcasting Group	4,512	47	56
	BT Group	30,640	78	115
	Cairn Energy PLC	990	12	4
	Cameron International Corp	9,465	421	534
	Canadian Imperial Bank	2,667	203	214
	Canadian Natural Resource	3,543	135	102
	Canadian Pacific Railway LTD	6,571	619	668
	Canon Inc	6,000	278	232

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Casino Guich-Perrachon	511	$48	$49
	Celanese Corp	606	23	27
	Centerra Gold Inc	1,102	10	10
	Central Japan Railway	500	40	40
	Centrica	8,875	49	48
	Cheung Kong (Holdings)	5,000	61	77
	Chevron Corp	6,163	458	666
	China Life Insurance Co. LTD	184	8	9
	China Mobile LTD	3,239	160	190
	China ShenHua Energy	7,638	30	33
	Chubb Corp	3,800	208	286
	Chubu Electric Power Co Inc	3,600	81	48
	Chugai Pharmacy Co. LTD	1,800	31	34
	Chunghwa Telecom Co. LTD	358	11	12
	Cie Financie Richemont	5,492	284	428
	Cisco Systems Inc	19,400	353	381
	Citigroup Inc	8,993	334	356
	Cobalt International Energy Inc	441	14	11
	Coca Cola Co	40,155	1,276	1,456
	Coca-Cola Amatil LTD	3,827	48	53
	Colgate-Palmolive Co	10,463	908	1,094
	Coloplast	535	18	26
	Comerica Inc	5,900	183	179
	Commonwealth Bank Of Australia	2,798	139	181
	Compass Group	7,198	71	85
	Concho Resources Inc	143	13	12
	Consol Energy Inc	363	16	12
	Costco Wholesale Corp New	6,600	441	652
	Covidien PLC	12,690	613	733
	Credit Suisse AG	13,076	423	318

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Crown Holdings Inc	863	$31	$32
	Crown LTD	5,682	50	63
	CVS Caremark Corp	8,400	269	406
	Daiichi Sankyo	4,200	80	64
	Daimler AG	573	30	31
	Danone SA	2,623	167	173
	DBS Group Holdings	9,426	107	115
	Delhaize Group	828	61	33
	Denison Mines Corp	3,538	5	4
	Denso Corp	1,600	49	55
	Deutsche Bank AG	833	36	36
	Deutsche Telekom	5,751	72	65
	Devon Energy Corp	6,700	456	349
	Diageo PLC	14,197	310	412
	DNB ASA	4,989	51	63
	Don Quijote	3,800	145	139
	Doutor Nichires Ho	2,900	37	38
	DR Horton Inc	6,942	136	137
	Dril-Quip Inc	201	15	15
	Du Pont E I De Nemours & Co	855	39	38
	E. On AG	3,200	69	59
	East Japan Railway Co	1,800	107	116
	Ebay Inc	8,100	306	413
	Ecolab Inc	2,520	167	181
	Eldorado Gold Corp	5,006	82	64
	Eli Lilly & Co	2,596	95	128
	EMC Corp	6,700	175	170
	Emerson Electric Co	4,800	230	254
	Enel Spa	10,326	43	43

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Eni Spa	1,801	$40	$44
	Ensco PLC	115	6	7
	EOG Resources Inc	207	21	25
	Ericsson	7,731	85	77
	Eros International	10,600	37	40
	Essilor International SA	721	65	72
	Eutelsat Communications SA	829	31	27
	Evs Broadcast Equipment	1,244	78	73
	Express Scripts Holding Co	10,413	589	562
	Exxon Mobil Corp	13,073	974	1,131
	Familymart Co	1,600	58	66
	Ford Motor Co	16,000	182	207
	Fortescue Metals Group LTD	6,027	24	29
	France Telecom	10,390	215	114
	Freeport-Mcmoran Copper & Gold Inc	3,700	137	127
	Fresenius SE & KGAA	1,620	145	186
	Fuji Oil Co LTD	2,300	32	33
	Gazprom Sponsor	1,612	18	15
	GDF SUEZ	5,122	147	105
	Geberit AG	77	16	17
	General Dynamics Corp	4,100	279	284
	General Electric Co	46,500	876	976
	Gerresheimer AG	1,927	76	102
	Givaudan AG	40	30	42
	Glaxosmithkline	9,449	201	205
	Goldcorp Inc	3,650	174	134
	Goldman Sachs Group Inc	1,700	283	217
	Google Inc	1,231	798	873
	HCC Insurance Holdings Inc	4,300	120	160
	Heidelbergcement AG	487	25	29

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Heineken NV	1,288	$65	$86
	Hennes & Mauritz AB	3,830	126	132
	Hollyfrontier Corp	687	24	32
	Home Depot Inc	9,411	305	582
	Hon Hai Precision	1,510	10	9
	Honda Motor Co	800	30	29
	Honeywell International Inc	7,249	397	460
	Hoya Corp	2,700	67	53
	HSBC Holdings	29,734	284	313
	Iamgold Corp	9,117	127	104
	Iberdrola SA	4,234	27	23
	Imperial Tobacco	3,235	128	125
	Indo Tambangray	4,536	21	20
	Industrial & Commercial Bank China	192,000	128	136
	Infineon Technologies	14,590	112	118
*	ING Groep NV	6,155	54	57
	Inmarsat	3,614	25	34
	Inmet Mining Corp	355	20	26
	Inpex Corporation	11	72	58
	Intesa Sanpaolo	28,275	47	48
	Investor AB	2,712	55	71
	IT Holdings Corp	3,200	35	39
	Itochu Corp	3,400	31	36
	Itoham Foods Inc	10,000	32	44
	ITV	72,000	107	123
	Jardine Matheson Holdings	2,000	109	124
	JB Hi-Fi	8,100	226	229
	JCDecaux SA	771	22	18
	JFE Holdings Inc	1,770	25	33
	Johnson & Johnson	7,322	442	513

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Johnson Controls Inc	3,146	$88	$97
	JP Morgan Chase & Co	15,400	625	677
	JSC MMC Norilsk Nickel	810	14	15
	Julius Baer Gruppe	1,256	46	44
	Juniper Networks Inc	22,700	418	447
	Kaiser Alum Corp	638	33	39
	Kansai Electric Power Co	3,900	85	41
	Kao Corp	2,400	62	62
	Kazakhmys	1,522	16	19
	KBC Groep	4,600	137	159
	Kddi Corp	1,600	106	113
	Keppel Corp	23,900	167	215
	Keyence Corp	518	133	143
	Kingfisher	7,672	30	35
	Kinross Gold Corp	16,069	186	156
	Kirin Holdings Co	8,000	106	94
	Kissei Pharm Co	2,100	41	39
	Kodiak Oil & Gas Corp	3,884	37	34
	Komatsu	2,900	63	73
	Koninklijke Ahold	2,077	28	28
	Koninklijke DSM NV	909	45	55
	Koninklijke KPN	8,495	119	42
	Korea Electric Power Corp	737	8	10
	Kraft Foods Inc	4,356	155	198
	Kubota Corp	21,000	191	239
	Kyocera Corp	600	51	54
	L-3 Communications Holding Corp	1,800	134	138
	Lagardere SCA	1,994	82	66
	Lanxess AG	446	33	39
	Las Vegas Sands Corp	3,600	193	166

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Lawson Inc	1,000	$49	$68
	Legrand SA	2,800	114	118
	Linde AG	156	23	27
	Lloyds Banking Group	172,000	114	134
	L’Oreal	892	105	123
	LVMH Moet Hennessy Louis Vuitton	970	158	178
	Lyondellbasell Industries NV	311	17	18
	Makita Corp	5,500	195	253
	Man Group	10,237	40	14
	Marathon Oil Corp	1,485	42	46
	Marathon Petroleum Corp	4,870	197	307
	Markel Corp Holding Co	833	346	361
	Maruwa Co LTD	900	26	30
	McDonalds Corp	5,300	344	468
	Mead Westvaco Corp	1,116	31	36
	Merck & Co Inc New	8,300	295	340
	Merck KGAA	160	14	21
	Metro AG	726	21	20
	Michelin (CGDE)	3,228	239	305
	Microsoft Corp	23,575	638	630
	Mitsubishi Corp	3,900	92	74
	Mitsubishi Electric CP	7,000	65	59
	Mitsubishi UFJ Financial	44,199	201	236
	Mitsui & Co LTD	7,800	114	116
	Mitusbishi Tanabe	3,000	44	39
	Mizuho Financial Group	98,900	157	180
	Mondelez International Inc	45,347	1,035	1,155
	Monsanto Co New	8,513	591	806
	Mosaic Co	387	22	22
	MTN Group LTD	874	17	18

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	National Australia Bank	3,498	$86	$91
	National Oilwell Varco	1,924	150	132
	Neopost	303	26	16
	Nestle SA	7,556	431	492
	Newcrest Mining LTD	4,125	127	95
	Newmont Mining Corp New	1,700	91	79
	News Corp	4,000	82	102
	Nexen Inc	1,122	26	30
	Nextera Energy Inc	5,200	287	360
	Nidec Corporation	800	81	46
	Nike Inc	15,038	585	776
	Nippon Steel Corp	15,514	39	38
	Nippon Telegraph & Telephone Corp	4,500	213	189
	Nissan Motor Co LTD	4,800	42	45
	Noble Energy Inc	243	24	25
	Nokia OYJ	8,191	80	32
	Nordea Bank AB	11,620	117	111
	Nordstrom Inc	2,500	94	134
	Norfolk Southern Corp	3,800	232	235
	Norsk Hydro ASA	4,420	22	22
	Novartis AG	10,051	599	631
	Novo-Nordisk	528	59	86
	NTT Docomo Inc	111	189	159
	NTT Urban Development Corp	29	20	28
	O Reilly Automotive Inc	5,541	467	495
	Oasis Pete Inc	469	14	15
	Occidental Petroleum Corp	17,147	1,342	1,314
	Oceaneering International Inc	502	25	27
	OMV AG	222	8	8
	Ophir Energy PLC	1,938	17	16

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Oracle Corp	53,891	$1,469	$1,796
	Osaka Gas Co LTD	18,000	74	65
	Overseas Union Enterprise	54,000	136	123
	Packaging Corp of America	1,504	45	58
	Pan American Silver Corp	1,776	36	33
	Panasonic Corp	4,500	63	27
	Parker-Hannifin Corp	1,700	138	145
	Partners Group Holding	116	21	27
	Pearson	2,424	38	47
	Pepsico Inc	16,606	1,087	1,136
	Pernod Ricard	1,118	115	129
	Petroleo Brasileiro SA Petrobras	2,800	95	55
	Petrologistics LP	1,074	15	15
	Petsmart Inc	1,400	59	96
	Pfizer Inc	14,000	255	351
	Philip Morris International	11,100	888	928
	Philips Eleconics NV (Koninhlijke)	5,387	124	141
	Phillips 66	464	23	25
	Pioneer Natural Resources Co	208	21	22
	Potash Corporation of Saskatchewan Inc	3,700	177	151
	PPG Industries Inc	126	11	17
	Prada SPA	17,600	101	168
	Praxair Inc	3,738	309	409
	Proassurance Corp	2,000	87	84
	Procter & Gamble	22,165	1,356	1,505
	Prudential PLC	22,976	248	323
	Prudential Financial Inc	4,600	255	245
	QBE Insurance Group LTD	2,527	41	29
	Qualcomm Inc	25,206	1,117	1,563
	Quebecor Inc	2,194	75	85

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Raffles Medical	28,195	$50	$60
	Reckitt Benckiser Group PLC	3,311	182	209
	Reed Elsevier	7,618	64	79
	Repsol SA	1,054	28	22
	Research In Motion	3,476	109	41
	Rio Tinto	9,492	548	549
	Roche Holdings AG Genusscheine	1,916	314	385
	Rogers Commnications Inc	2,046	78	93
	Ross Stores Inc	3,200	113	173
	Round One Corp	11,300	57	65
	Royal Bank of Canada	3,150	172	189
	Royal Dutch Shell A	4,980	167	171
	Royal Dutch Shell B	7,526	258	266
	RPM International Inc	1,036	28	30
	Sabmiller	1,815	66	83
	Sainsbury PLC	4,251	27	24
	Saipem	5,559	251	215
	Sampo OYJ Ser‘A’	1,526	43	49
	Samsung Electronic	18	11	13
	Sanofi	7,446	549	701
	Santen Pharm Co	1,100	40	42
	SAP AG Ord	19,648	127	187
	Schlumberger LTD	19,057	1,308	1,320
	Schneider Electric	906	61	65
	Schoeller Bleckman	933	68	98
	Seadrill LTD	4,847	164	177
	Semafo Inc	4,192	17	14
	Semen Indonesia (Persero)	84,500	108	139
	Sempra Energy Inc	3,000	166	213

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Seven & I Holdings Co LTD	4,200	$114	$118
	SGS SA	136	221	301
	Shin-Etsu Chemical	2,130	115	129
	Shire PLC	3,835	111	118
	Shoppers Drug Mart Inc	792	34	34
	Siemens AG	3,072	302	334
	Silver Standard Resources Inc	734	11	11
	Silver Wheaton Corp	105	4	4
	Singapore Telecommunications	47,000	114	127
	Skand Enskilda Banken	1,547	11	13
	Skanska AB	2,570	47	42
	SMC Corp	1,100	168	198
	Smith & Nephew	8,540	79	94
	Sodexho Eur4	632	46	53
	Softbank Corp	5,500	177	200
	Sony Financial Holdings	2,700	43	48
	Spectris	3,648	66	122
	St. Jude Medical Inc	7,748	292	280
	Standard Chartered	14,279	356	365
	Stanley Black & Decker Inc	2,000	134	148
	Starbucks Corp	16,599	795	890
	Statoilhydro ASA	5,450	125	136
	Stryker Corp	7,600	418	417
	Sumitomo Corp	5,300	68	67
	Sumitomo Mitsui Financial Group	4,699	142	169
	Sumitomo Mitsui Trust Holdings Inc	37,840	123	132
	Suncor Energy Inc	4,349	159	143
	Suncorp Group LTD	5,583	48	59
	Swedbank AG	2,181	36	43

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Swedish Match	1,185	$38	$40
	Swisscom AG	281	116	121
	Symantec Corp	15,400	271	290
	Syngenta AG	1,201	376	481
	Tabcorp Holdings LTD	11,642	34	37
	Tahoe Resources Inc	438	10	8
	Taiwan Semiconductor Mfg Co LTD	849	13	15
	Takeda Pharmaceutical Co	3,100	143	138
	Target Corp	5,799	302	343
	Tatts Group LTD	14,212	37	44
	Teck Resources LTD	3,722	138	135
	Telefonica SA	6,090	105	82
	Telenor ASA	6,149	100	124
	Teliasonera AB	18,456	147	125
	Telstra Corp LTD	21,274	66	97
	Telus Corporation	768	44	50
	Tesco	32,707	201	179
	Teva Pharmaceutical Industries	6,990	364	261
	Thermo Fisher Corp	10,481	542	668
	Tiffany & Co	1,300	82	75
	Time Warner Cable Inc	2,100	149	204
	Timken Co	1,200	46	57
	TJX Companies Inc	5,800	115	246
	Tokio Marine Holdings Inc	7,300	202	201
	Tokyo Gas Co LTD	18,000	88	82
	Tokyo Steel Manufacturing Co LTD	2,900	31	14
	Toll Holdings LTD	5,317	27	25
	Toray Inds Inc	2,396	14	15
	Toshiba Corp	13,000	47	51
	Total SA	4,048	216	208

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	Toyota Motor Corp	3,600	$131	$167
	Transalta Corp	8,423	161	128
	Transcanada Corp	3,664	153	173
	Transcontinental	2,819	27	32
	TSI Holdings Co LTD	6,095	46	35
	Turkiye Garanti Bankasi	1,081	5	6
	Turkiye Halk Banka Try1	12,250	108	120
	UBS AG	4,129	69	64
	Unicredit SPA	10,239	56	50
	Unilever N V New York	10,500	349	402
	Unilever NV CVA	5,624	185	214
	Unilever PLC	8,919	259	343
	Union Pacific Corp	2,465	243	310
	United Health Group Inc	7,500	274	407
	United Parcel Service Inc	8,500	582	627
	United Technologies Corp	6,042	428	496
	UPM-Kymmene Corp	2,730	35	32
	US Bancorp	11,400	283	364
	Vale SA	780	14	16
	Vinci SA	867	46	41
	Visa Inc	9,120	727	1,382
	Vivendi SA	7,546	193	169
	Vodafone Group	251,296	685	631
	Wal-Mart De Mexico	222	6	7
	Walt Disney Co	16,764	601	835
	Wells Fargo & Co	32,400	1,074	1,107
	Wesfarmers LTD	2,918	93	112
	West Japan Railway	2,100	90	83
	Westpac Banking Corp	5,193	115	140
	Wirecard AG	5,584	83	137

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Common Stock (continued)
	WIS Energy	7,364	$184	$271
	WM Morrison Supermarkets PLC	9,589	43	41
	Woodside Petroleum	1,129	42	40
	Woolworths LTD	4,626	125	141
	WPP PLC	24,077	269	348
	Xstrata PLC	15,413	313	265
	Yamana Gold Inc	4,971	82	85
	Yamato Holdings	2,600	40	39
	Yara International	648	30	32
	Zurich Financial Services	293	58	78

	Total Common Stock		$77,853	$87,725

	Preferred Stock
	Companhia De Bebidas Das Americas ADR	399	$15	$17
	Itau Unibanco Holding SA ADR	595	10	10
	Klabin SA	2,547	9	16
	Petroleo Brasileiro Petrobras SA ADR	430	10	8
	Volkswagen AG	716	129	162

	Total Preferred Stock		$173	$213

	Partnership/Joint Venture Interests
	Enterprise Products Partners LP	554	$28	$28
	Memorial Prodtn Partnerships LP	523	14	16
	Plains All American Pipeline LP	928	37	42

	Total Partnership/Joint Venture Interests		$79	$86

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Value of Interest in Registered Investment Companies
	FTSE China 25 Index Fund	216	$8	$9
	Market Vectors Gold Miners ETF	12,685	647	588
	MSCI Emerging Markets Index Fund	1,865	76	83
	MSCI Malaysia Free Index Fund	1,061	16	16
	MSCI South Korea Capped Index Fund	606	36	38
	MSCI Switzerland Capped Index Fund	1,295	29	35
	Northern Institutional Funds Government Portfolio	79,688,272	79,688	79,688
	Palladium Tracking Shares Ben Int	1,556	102	108
	Powershares DB Commodity Index Tracking Fund	238,069	6,582	6,613
	S&P India Nifty 50 Index Fund	317	8	8
	S&P Latin America 40 Index Fund	109	5	5
	S&P/TSX 60 Index Fund	1,646	27	29
	S&P/TSX Global Gold Index Fund	26,849	534	509
	SPDR Gold Trust Gold Shares	203	31	33
	Van Eck International Investor Gold Fund	103	3	2
	Vanguard FTSE Emerging Markets ETF	208,734	8,776	9,295
	Vanguard Tax-Managed International Fund	426,000	13,835	15,008
	Vision Opportunity China Fund LTD	50,000	19	6

	Total Value of Interest in Registered Investment Companies		$110,422	$112,073

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

December 31, 2012

		(c) Description of Investment, Including Maturity Date, Rate of		(e)
	(b)	Interest, Collateral, Par,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Cost	Value
			(In thousands)
	Cash and Cash Equivalents	20,882,532	$20,883	$20,883

	Other Investments
	American Tower Corp	6,290	$284	$486
	Brazil Indexed Notes due 05/15/2045	120	156	180
	Bundesrepub. Deutschlan 2.5% Bonds due 04/07/2044	100,000	134	142
	Dexus Property Group Stapled	47,501	44	50
	Digital Realty Trust Inc	2,158	158	146
	Malaysia 0% T-Bills 2/15/2013	810,000	261	264
	Malaysia 0% T-Bills 1/31/2013	940,000	299	307
	Mexico 3.5% Bonds 12/14/2017	16,240	671	678
	Mexico 8.5% Bonds 11/18/2038	93,950	885	914
	Mirvac Group Stapled Securities	49,406	60	76
	SCA Property Group Stapled	925	1	1
	Simon Property Group Inc	1,600	153	253
	Stockland NPV Stapled Units	23,974	89	88
	Westfield Group NPV Stapled Units	11,706	110	128
	Westfield Retail T Units NPV Stapled Units	20,924	55	66
	Weyerhaeuser Co	3,700	93	103

	Total Other Investments		$3,453	$3,882

	Total 401(h) Trust**		$313,953	$339,638

*	Notes receivable from participants (Interest rates ranging from 3.25% to 10.50%; varying maturities)		—	$234,353

*	Party-in-interest for which a statutory exemption exists.
**	401(h) Trust net assets include interest and dividends receivable of $9,443,000 and pending trades receivable of $1,313,000 and payable of $9,649,000
***	Schedule reflects the assets held in the 401(h) account and notes receivable from participants and excludes assets held in the Lockheed Martin Corporation Defined Contribution Plans Master Trust.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date	June 21, 2013	by:	/s/ David Filomeo
David Filomeo, Vice President,
Total Rewards & Performance Management

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm